SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 5, 2019
Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

enclosure: Partner Communications announces that S&P maalot has reaffirmed the company's ilA+ credit rating and updated the company's rating outlook to negative

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS REAFFIRMED THE COMPANY'S ilA+
CREDIT RATING AND UPDATED THE COMPANY'S RATING
OUTLOOK TO NEGATIVE

ROSH HA'AYIN, Israel, August 5, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator reports today that Standard & Poor’s Global Ratings Maalot Ltd. (“Maalot”), has published a rating report regarding the Company. In its report, Maalot reaffirmed the Company’s 'ilA+' credit rating and updated the Company's rating outlook from "stable" to "negative". In addition, Maalot reaffirmed the 'ilA+' rating of the Company's series of debentures.

In accordance with the Maalot report, the negative outlook reflects Maalot's assessment  that the intense competition in the entire telecommunications market will continue in 2019-2020, and an additional erosion will occur in the Company's operating performance that will lead to adjusted profitability (EBITDA margin), below 20%. In addition, the Company's extensive investments in the fiber optics project might, in their assessment, lead to low to negative free cash flow in the next 12 months and erode the Company's cash reserves. However Maalot noted that most investments are in growth engines, such as the fiber optics project and in increasing the TV service’s penetration, and they can be decreased or spread out if necessary. Maalot believes that the acceleration of these investments is material in preserving Partner’s position as one of the three leading telecommunication companies in Israel and is expected to support its business profile in the long term. Furthermore, Maalot expects the Company's leverage to increase in 2019-2020 but will remain low compared with its competitors.

For further information see S&P Maalot's full Report dated August 5, 2019 on:

https://www.maalot.co.il/Publications/495/FRPar20190805171407.pdf or its informal English translation attached to this immediate report on Form 6-k furnished to the Securities and Exchange Commission.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

Partner Communications Company Ltd.

August 5, 2019

Research Update

‘ilA+’ Rating Affirmed, Outlook Updated To Negative On Weakening Of Operating Performance

Primary Credit Analyst:
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact:
Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Key analytical factors	5
Simulated default assumptions	5
Simplified waterfall at emergence	5
Modifiers	6
Related Criteria And Research	6
Ratings List	7

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation hasno legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 4, 2019, the Hebrew version shall apply.

Research Update	August 5, 2019 | 1

Partner Communications Company Ltd.

Research Update

‘ilA+’ Rating Affirmed, Outlook Updated To Negative On Weakening Of Operating Performance

Rating Action Summary

•
Following continued intense competition in the Israeli communication market, Partner Communications Company Ltd.’s (“Partner”) operating performance continued to weaken in 2018, as reflected, inter alia, by a decrease in EBITDA.

•
As we estimate that intense competition will prevail in the entire communication market, we expect further erosion in the Company’s operating performance in 2019-2020, leading to adjusted profitability (EBITDA margin) below 20%.

•
We believe the Company’s extensive investments in the fiber optics project will lead to low to negative free cash flow and erode the Company’s cash reserves, but are expected to support its business risk profile in the long term.

•	We expect the Company’s leverage to increase in 2019-2020, but remain low compared with peers.

•	On August 5, 2019, we affirmed our ‘ilA+’ rating on Partner Communications Company Ltd. and updated theoutlook to negative from stable. We also affirmed our ‘ilA+’ rating on the Company’s bond series.

•
The negative outlook reflects our expectation that the Company’s operating performance will continue to weaken, as reflected in a decrease in operating profitability, as a result of competitive market conditions in all of the Company’s segments of operation. The negative outlook also reflects our assessment that the numerous investments the Company plans in the next few years may erode its cash reserves and lead to a low to negative free cash flow from operations in the next 12 months.

Rating Action Rationale

The update on Partner’s outlook to negative reflects our assessment that the weakening in operating performance that occurred in 2018 will continue in 2019-2020. This weakening is mainly due to intense price competition in the mobile segment and the Company’s failure to fully compensate for it using revenues from TV and internet services, which are also affected by intense competition. In addition, the Company started accelerating its investments in 2018, mainly in fiber optics and the TV segment. We expect Partner’s annual investments will total to NIS 600 million – NIS 650 million in the next two years (compared with about NIS 400 million in 2017), mostly in the internet and TV segments.

The negative outlook reflects the fact that the Company’s entire operating cash flow is earmarked to finance these investments, leading to a decrease in the Company’s cash reserves, and a possible low to negative operating cash flow in the next few years.

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Partner Communications Company Ltd.

However we note that most investments are in growth engines such as the fiber optics project and in increasing the TV service’s penetration, and may be decreased or spread out if necessary. We believe the acceleration of these investments is material in preserving Partner’s position as one of the three leading communication companies in Israel and is expected to support its business profile in the long term

In our base case scenario we expect the intense competition in the mobile segment to continue in 2019 and lead to a decrease of 5%-10% in Partner’s revenues from this segment. We expect this decrease to be somewhat mitigated by the increase in fixed line activity. We expect the revenue decrease to continue in 2020, albeit at a slightly moderate level, the more the Company manages to penetrate the TV and internet market. As a result, we expect the Company’s operating profitability to decrease, as reflected in an adjusted EBITDA margin of about 20% compared with 23% in 2018.

The Company has been deleveraging over the years. In the past five years, its adjusted debt was reduced by about 60%, and in 2018 it was reduced by about 4% to about NIS 1.7 billion. However, as a result of our expectation of an increase in debt and a decrease in cash reserves following investment growth, simultaneously with a decrease in operating profitability, we consider it to be highly likely that the Company’s leverage will increase in 2020-2021, to be reflected in an increase in the adjusted debt to EBITDA ratio to 3.0x-3.5x compared with less than 3.0x in 2017-2018.

Outlook

The negative outlook reflects our expectation that the Company’s operating performance will weaken, as reflected in a decrease in operating profitability, as a result of competitive market conditions in all of the Company’s segments of operation. The negative outlook also reflects our assessment that the numerous investments the Company plans in the next few years may erode its cash reserves and lead to a low to negative free cash flow from operations in the next 12 months.

Downside Scenario

We will lower the rating if the Company’s adjusted EBITDA margin drops materially below 20% and its cash flow permanently deteriorates. This could happen as a result of continued weakening in mobile segment results and accelerated investments which would not be sufficiently mitigated by growth in the Company’s other segments of operation. An adjusted debt to EBITDA ratio above 4.0x or a deterioration in the liquidity profile will also lead to a downgrade. We may also lower the rating if the Company’s business profile is weakened, as reflected in a higher churn rate or materially lower profitability, or if we estimate that Partner’s competitive position vis-à-vis peers has weakened.

Upside Scenario

We will update the outlook to stable if we observe a stabilization in the Company’s operating performance, including the stabilization of its operating profitability consistently above 20%. We would also update the outlook to stable if the Company implements its planned investments while consistently maintaining a positive operating cash flow without jeopardizing its business position and competitive advantage, and maintaining an adjusted debt to EBITDA ratio of 3x-4x and at least ‘adequate’ liquidity.

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Partner Communications Company Ltd.

Company Description

Partner Communications Company Ltd. is one of the three largest communication companies in Israel. The Company operates in two major segments: cellular communication and fixed-line communication. The cellular communication segment generates most of the Company’s revenues, and includes all services provided on the cellular network: airtime, roaming, content services and sale and leasing of related equipment. The fixed-line communication segment includes providing internet services, business client communication services, Partner TV, international communication and network end solutions. This segment also includes the sale of international communication routers and phones.

Base-Case Scenario

Our base-case scenario is underpinned by the following key assumptions:

•	A 3%-5% decrease in revenues in 2019 due to lower revenues in the mobile segment.

•	Continued decline in EBITDA due to market competition in all segments of operations and expected growth in content and marketing expenses.
•	Capital expenditures of about NIS 600 million – NIS 650 million per year in 2019-2020.

•	Low to negative free cash flow.

Under our base-case scenario, we forecast debt coverage ratios to be as follows:

•	Adjusted debt to EBITDA of 3x-4x in 2019-2020.

•	FFO (funds from operations) to adjusted debt of 20%-30% in 2019-2020.

Liquidity

We assess Partner’s liquidity as ‘adequate’. We expect the ratio between the Company's sources and uses to exceed 1.2x in the 12 months starting April 1, 2019. This assessment is based on the current cash balance, on the Company’s cash generation ability and on a proactive liquidity policy reflected in the issuance of deferrable bonds and options. The Company’s good access to various funding sources in the local capital market contributes to the Company’s overall liquidity assessment, although in case of a general market crisis this access may not be maintained. We stress that our assessment is based on the assumption that the Company will not distribute dividends in the short- to medium term. However, although the ratio between the Company’s sources and uses is high, we expect it may erode as the Company’s investment plan leads to lower cash flows and in the absence of a publicly announced liquidity policy to maintain cash reserves.

In our base-case scenario we estimate the Company's main sources in the 12 months starting April 1, 2019 to be as follows:
•	Cash and liquid investments of about NIS 600 million;

•	Cash flow from operations of about NIS 500 million – NIS 560 million;

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Partner Communications Company Ltd.

•	Debt issuance of about NIS 275 million in December 2019

Our assumptions regarding the Company's uses in the same period are as follows:

•	Debt maturities of about NIS 160 million;

•	Maintenance capital expenditures of about NIS 200 million.

Financial Covenants

The Company’s financial covenants include maintaining a net debt to EBITDA ratio below 5x. As of the date of this report, the Company meets this covenant with adequate headroom.

Environmental, Social and Governance

We consider environmental risks to have no effect on the rating. The Company’s operation is subject to a variety of government laws and regulations regarding limitations on cellular networks due to non-ionizing radiation.

Recovery Analysis

Key analytical factors

•	We are affirming our ‘ilA+’ rating, identical to the issuer rating, on Partner’s unsecured bond series (Series D,F, G). The recovery rating for these series is '3'.

•
Our recovery prospect assessment is limited to the 50%-70% despite the simplified waterfall, due to or assessment that on the path to default the Company will exchange unsecured debt for secured or senior debt.

Simulated default assumptions

•	Hypothetic year of default: 2023

•
A recession in the Israeli economy will lead to a decrease in consumption, to an increase in churn rates and to increased competition in most segments, adversely affecting the Company's cash flows and liquidity, such that it is unable to meet its debt service payments.

•	As one of the Israeli communication market leaders, the Company will continue operating as a going concern, and undergo reorganization.

Simplified waterfall at emergence

•	EBITDA at emergence: about NIS 265 million

•	EBITDA multiple: 6.0x

•	Gross enterprise value as going concern: about NIS 1,590 million

•	Administrative costs: 5%

•	Net value available to unsecured creditors: about NIS 1,510 million

•	Unsecured debt claims: about NIS 1,465 million

•	Unsecured debt recovery expectation: 50%-70% (constrained as noted above)

•	Unsecured debt recover rating (1 to 6): 3

All debt amounts include six months' prepetition interest.

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Partner Communications Company Ltd.

Mapping Recovery Percentages To Recovery Ratings - Group A Jurisdiction
For issuers with a speculative-grade issuer credit rating
		Nominal recovery expectations
Recovery rating*	Recovery description	Greater than or equal to	Less than	Issue rating notches relative to ICR
1+	Highest expectation, full recovery	100%	N/A	+3 notches
1	Very high recovery	90%	100%	+2 notches
2	Substantial recovery	70%	90%	+1 notch
3	Meaningful recovery	50%	70%	0 notches
4	Average recovery	30%	50%	0 notches
5	Modest recovery	10%	30%	-1 notch
6	Negligible recovery	0%	10%	-2 notch

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Modifiers

Diversification/Portfolio effect: Neutral

Capital structure: Neutral Liquidity: Neutral Financial policy: Neutral

Management and governance: Neutral

Comparable rating analysis: Neutral

Related Criteria And Research
•	Use Of CreditWatch And Outlooks, September 14, 2009

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Meth odology: Timeliness Of Payments : Grace Periods , Guarantees , And Use Of ‘D’ And ‘ SD ’ Ratings , October 24, 2013
•	Corporate Methodology, November 19, 2013

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Methodology: Industry Risk, November 19, 2013

•	Key Credit Factors For The Telecommunications And Cable Industry, June 22, 2014

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016

•	Methodology For National And Regional Scale Credit Ratings, June 25, 2018

•	Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	Group Rating Methodology, July 1, 2019

•	S&P Global Ratings Definitions, October 31, 2018

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Partner Communications Company Ltd.

Ratings List

Rating Detail (As of 1-August-2019)
Partner Communications Company Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Negative
Issue Rating(s)
Senior Unsecured Debt
Series D,F,G	ilA+
Rating History
Local Currency Long Term
August 05, 2019	ilA+/Negative
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA
Other Details
Time of the event	05/08/2019 16:46
Time when the analyst first learned of the event	05/08/2019 16:46
Rating requested by	Issuer

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Partner Communications Company Ltd.

Credit Rating Surveillance

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer
Dated: August 5, 2019